

Rolls-Royce

Rolls-Royce plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44(0) 1332 242424
Fax: + 44(0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


03022416

Direct dial
Direct fax
Date 22 May 2003
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Your ref

Re: Information for Rolls-Royce plc, No. 82-2821

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

Schedule 10 – Two Notifications of Major Interests in Shares
Two Notifications of Directors Interests

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce plc



John Warren
Deputy Company Secretary

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Company	Rolls-Royce PLC
TIDM	RR.
Headline	Holding(s) in Company
Released	15:43 8 May 2003
Number	PRNUK-0805

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE PLC

2. Name of shareholder having a major interest

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As per 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

5. Number of shares / amount of stock acquired

NOW HOLDS LESS THAN 3%

6. Percentage of issued class

NOW HOLDS LESS THAN 3%

7. Number of shares / amount of stock disposed

8. Percentage of issued class

NOW HOLDS LESS THAN 3%

9. Class of security

ORDINARY

10. Date of transaction

6/05/03

11. Date company informed

08/05/03

12. Total holding following this notification

NOW HOLDS LESS THAN 3%

13. Total percentage holding of issued class following this notification

NOW HOLDS LESS THAN 3%

14. Any additional information

NOTIFICATION UNDER S198 COMPANIES ACT 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

08/05/03

END

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Company	Rolls-Royce PLC
TIDM	RR.
Headline	Holding(s) in Company
Released	13:26 12 May 2003
Number	PRNUK-1205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

ROLLS-ROYCE PLC

2. Name of shareholder having a major interest

STANDARD LIFE GROUP

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As per 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

STANLIFE NOMINEES LIMITED

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

ORDINARY

10. Date of transaction

11. Date company informed

9/05/2003

12. Total holding following this notification

49,855,713

13. Total percentage holding of issued class following this notification

3.057%

14. Any additional information

NOTIFICATION RECEIVED UNDER S 198 COMPANIES ACT 1985

15. Name of contact and telephone number for queries

JOHN WARREN - 01332 245878

16. Name and signature of authorised company official responsible for making this notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification

12/05/2003

END

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Company	Rolls-Royce PLC
TIDM	RR.
Headline	Director Shareholding
Released	15:18 13 May 2003
Number	PRNUK-1305

STOCK EXCHANGE ANNOUNCEMENT

The Company announces the purchase on 7th May 2003 of 124,956 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 104.5 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

ollowing the transaction the Trustee will hold 3,199,193 ordinary shares, all of which are held on behalf of eligible employees pursuant to the terms of the Plan.

The number of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose	119
C H Green	119
A B Shilston	119

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce plc, tel. no. 01332 245878

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Company	Rolls-Royce PLC
TIDM	RR.
Headline	Director Shareholding
Released	15:21 13 May 2003
Number	PRNUK-1305

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company ROLLS-ROYCE plc

2) Name of director Colin Henry Green

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Colin Henry Green

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Colin Henry Green

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Transfer

7) Number of shares/amount of stock acquired

74

8) Percentage of issued class

0%

9) Number of shares/amount of stock disposed —

10) Percentage of issued class

11) Class of security

Ordinary 20p shares

12) Price per share

13) Date of transaction

14 April 2003

14) Date company informed

9 May 2003

15) Total holding following this notification

148,859

16) Total percentage holding of issued class following this notification

0%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

John Warren - Deputy Company Secretary - 01332 245878

25) Name and signature of authorised company official responsible for making this notification. John Warren, Deputy Company Secretary

Date of Notification 13 May 2003

END